July 18, 2024

Bao Nguyen
Senior Executive Vice President, General Counsel and Chief of Staff New York Community Bancorp, Inc.
102 Duffy Avenue
Hicksville, New York 11801

       Re: New York Community Bancorp, Inc.
           Form S-1 filed June 21, 2024
           File No. 333-280398
Dear Bao Nguyen:

     We have conducted a limited review of your registration statement and have the following comments.

      Please respond to this letter by providing the requested information. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this letter, we may have additional comments.

Form S-1 filed June 21, 2024
Plan of Distribution, page 31

1. We note your disclosure that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.
General

2. Reference is made to the staff comment letter relating to the company's Form 10-K for fiscal year ended 12/31/2023 and other subsequent filings, which we issued on July 17,
       2024. As the 10-K is incorporated into this S-1, those comments should be resolved before requesting acceleration to this registration statement.
 July 18, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419
with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance